UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  ) *

The Dress Barn, Inc.

(Name of Issuer)

Common Stock, par value $0.05

(Title of Class of Securities)

261570105

(CUSIP Number)

as of December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261570105

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Elliot S. Jaffe
###-##-####

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3. SEC Use Only

4. Citizenship or Place of Organization .

United States

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 7,659,832
6. Shared Voting Power
7. Sole Dispositive Power 7,659,832
8. Shared Dispositive Power

9. Aggregate Amount Beneficially Owned by Each Reporting Person

7,659,832

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11. Percent of Class Represented by Amount in Row (9)

25.0%

12. Type of Reporting Person (See Instructions)

HC

Item 1(a). Name of Issuer:

The Dress Barn, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

30 Dunnigan Drive
Suffern, New York 10901

Item 2(a). Name of Person Filing:

Elliot S. Jaffe

Item 2(b). Address of Principal Business Office:

30 Dunnigan Drive
Suffern, New York 10901

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.05 per share.

Item 2(e). CUSIP Number:

261570105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a). Amount Beneficially Owned as of December 31, 2005:
7,659,832, includes 349,172 shares owned directly by Elliot S. Jaffe and 7,310,660 shares owned by The Jaffe FLP Voting Trust, a Connecticut limited partnership (the "Partnership"). Elliot S. Jaffe has sole power to vote and dispose of the shares owned by the Partnership.

(b). Percent of Class as of December 31, 2005:
25.0% includes 1.1% owned directly by Elliot S. Jaffe and 23.9% owned by the Partnership

(c). Number of shares at to which such person has as of December 31, 2005:

 (i) sole power to vote or to direct the vote: 7,659,832 includes 349,172 shares owned directly by Elliot S. Jaffe and 7,310,660 shares owned by the Partnership. Elliot S. Jaffe has sole power to vote the shares owned by the Partnership.

(ii) Shared Voting Power or to direct to vote: Not Applicable.

(iii) sole power to dispose or to direct the disposition of: 7,659,832 includes 349,172 shares owned directly by Elliot S. Jaffe and 7,310,660 shares owned by the Partnership. Elliot S. Jaffe has sole power to dispose of the shares owned by the Partnership.

(iv) Shared power to dispose or to direct the disposition of: Not Applicable.

Item 5. Ownership of Five Percent or Less of Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

The Partnership owns 7,310,660 shares (23.9%) of common stock of The Dress Barn, Inc. (See Item 4). The partnership agreement of the Partnership provides that all income, gains and distributions of the Partnership (which could include dividends and the proceeds from the sale of such shares) must be allocated among the partners of the Partnership pro rata in accordance with their ownership interests in the Partnership.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8. Identification and Classification of Members of the Group:

Not Applicable.

Item 9. Notice of Dissolution of Group:

Not Applicable.

Item 10. Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2006

/s/ Elliot S. Jaffe
Elliot S. Jaffe